November 7, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Vanessa Robertson
Mail Stop 6010
Washington, D.C. 20549

Re:	Akorn, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File Number 001-32360
Dear Ms. Robertson:
In conjunction with our prior response that we filed with you on October 24, 2007 we wish to further confirm to you that:
We acknowledge that: 1) we are responsible for the adequacy and accuracy of the disclosure in our filing, 2) staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, 3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Jeffrey A. Whitnell
Jeffrey A. Whitnell